June 26, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	Pandion Therapeutics Holdco LLC

Draft Registration Statement on Form S-1

Submitted May 22, 2020

CIK No. 0001807901

Ladies and Gentlemen:

On behalf of Pandion Therapeutics Holdco LLC (the “Company”), we are responding to the comments contained in a letter, dated June 19, 2020 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Rahul Kakkar, the Company’s Chief Executive Officer, relating to the above referenced Draft Registration Statement on Form S-1.

The Company also is filing a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock of Pandion Therapeutics, Inc., the corporation into which the Company will convert immediately prior to the effectiveness of the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement.

Draft Registration Statement on Form S-1 submitted May 22, 2020

Prospectus Summary

Overview, page 1

1.

We note your statements throughout your filing that you believe your product candidate, PT101, may potentially be best-in-class or have best-in-class selectivity for Treg cells over other types of immune cells. Given the early stage of development, and your statements that your approach to discovery and development is unproven, these statements are overly speculative and inappropriate. Please remove these statements from the descriptions of your product candidates.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement to remove these statements from the description of its product candidates.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2020

Our Programs, page 3

2.	Please revise your table to include target indications for all product candidates included in the table and explain the symbols included in the “Location” column.

Response: In response to the Staff’s comment, and in response to Comments No. 3 and No. 4 below from the Staff, the Company has revised the pipeline table appearing on pages 3 and 116 of the Registration Statement. The Company has deleted line items from the pipeline table related to programs for which it is has not yet identified a product candidate. With respect to the line items for which the Company has identified a product candidate and that the Company believes are material programs, the Company has revised such line items to indicate the disease area of focus in which the Company intends to develop each product candidate. The Company believes that these product candidates have the potential to be developed for the treatment for more than one indication within the areas of focus identified in the pipeline table.

The Company advises the Staff that while it has not yet selected a specific indication for which it intends to initially develop PT627, PT101 and PT002, the Company has included these three product candidates in the pipeline because the Company believes each program to be a material program, the Company is actively conducting preclinical development activities with respect to each of them and, as disclosed under “Use of Proceeds” on page 77 of the Registration Statement, the Company intends to use a significant portion of the proceeds of the offering towards the development of these product candidates.

The Company has also added text to accompany the symbols included in the “Location” column.

3.

With respect to your table on pages 3 and 114, it appears that your identified product candidates are part of the research programs. Therefore, some of the items appear redundant. For example, we note PT001 and PT002 are all discussed together with the description of your tether programs. To the extent these are unique material product candidates and programs, please discuss them individually. Product candidates and programs that are not material to your current operations should not be included in your table. These items may be more appropriate for discussion in the Business section than in the Summary.

Response: In response to the Staff’s comment, and as noted above, the Company has revised its disclosure on pages 3-4 of the Registration Statement to individually discuss of its product candidates that the Company believes are unique material product candidates and programs.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2020

4.

Please delete the line item titled “New Effectors” from the table. If these programs include material programs that are not otherwise depicted you can include them separately. Alternatively, you may discuss additional programs in the Business section.

Response: In response to the Staff’s comment, and as noted above, the Company has revised the pipeline table appearing on pages 3 and 116 of the Registration Statement.

Risks Associated with Our Business, page 5

5.

Please expand your disclosure in the last bullet point to highlight the known risks associated with certain European and other foreign patents and applications owned by third parties that may inhibit your lead product candidate, PT101, consistent with your discussion on pages 35 and 41.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 8

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 13

7.

We note your disclosure on page 73 and on page 186 that your exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company will disclose in risk factor disclosure in its future filings, including in the Company’s future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

Use of Proceeds, page 76

8.

Refer to the first and second bullet points. Please clarify whether or not you expect to complete the planned Phase 1b/2a clinical trial for PT101 and the IND-enabling studies for PT627 and PT001 with the proceeds of the offering. Please specify how far in the development of each of your identified preclinical candidates and your various discovery programs you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2020

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Registration Statement. The Company will further revise such disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 101

9.

We note from your disclosures on page F-48 that the contractual term under the Astellas Agreement is five years but you have estimated that your research and development commitments will be substantially completed by the end of 2022. Please revise your disclosure to clearly explain the significant factors management considered in determining the term of your performance obligation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Registration Statement

Equity-based Compensation, page 102

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company acknowledges the Staff’s request for an explanation of how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price, once available, and the Company will provide the requested information once it has an estimated offering price range.

Business

Our Focus: A Network-Based Conceptualization of the Immune System, page 109

11.

We note your reference to a “graphic below” in both your description on “Node: Inhibitory Checkpoints (i.e. PD-1)” and “Node: Soluble Mediators (i.e. CD39).” Please revise to make clear the specific graphic you are referencing by either including the graphic directly below or label and identify the figure accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 112 of the Registration Statement to remove the references to each graphic.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2020

Our Programs, page 114

12.

Please revise the text accompanying the charts on page 123 to explain exactly what the Y axis in each chart represents and how it is calculated. Please also revise the chart on page 123 so that the text is legible.

Response: In response to the Staff’s comment, the Company has revised its disclosure and the corresponding chart on page 125 of the Registration Statement.

Intellectual Property, page 128

13.

We note your risk factor discussion on pages 35 and 41 regarding various third party patents and patent applications that may affect your product candidates. To the extent that any such third party patents or applications may have a material effect on any of your product candidates, please expand your disclosure here to discuss.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 131 of the Registration Statement.

License and Collaboration Agreements, page 129

14.	Please expand your discussion of the collaboration and license agreement with Astellas Pharma Inc. to quantify and clarify the duration of the agreement, consistent with your disclosure on page F-28.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 131 of the Registration Statement.

15.

We note your disclosed that you are not permitted to use tether identified in the research plan during the term of the Astellas agreement. Please disclose the identity of the tethers that are part of the research plan or explain why you believe this prohibition does not materially restrict your operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 132 of the Registration Statement to provide more information with respect to such tethers. The Company does not believe that the prohibition in the Astellas agreement materially restrict its operations as the tether targets solely relate to targets in the pancreas and such restrictions do not affect or limit any of the Company’s ongoing research or discovery programs.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2020

Financial Statements

Consolidated Balance Sheets, page F-3

16.

We note that your redeemable convertible preferred stock and shares are included in “Total liabilities and members’/stockholders’ deficit” even though these issuances have been classified as mezzanine equity. Please revise this line item to clearly indicate that it also includes amounts classified as mezzanine equity. Refer to Rule 5-02(27)(d) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-3 and F-34 of the Registration Statement.

Note 8 - Commitments and Contingencies, page F-21

17.

We note the disclosure of your agreements with Distributed Bio on page 105. Please tell us why you have not provided financial statement footnote disclosure of the material terms of these agreements under ASC 440.

Response: The Company concluded that disclosure of the Distributed Bio agreements was not required under ASC 440. However the Company has revised its disclosure on page F-22 to include such disclosure.

Note 15 - Net Loss Per Share

Unaudited Pro Forma Net Loss Per Share, page F-31

18.

We note that incentive shares were excluded from your pro forma weighted average shares outstanding. However, in your table, the adjustment indicates that convertible preferred shares and incentive shares are included in pro forma weighted average shares outstanding. Please clarify how incentive shares were treated in the pro forma calculation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-32 of the Registration Statement to clarify that incentive shares are excluded from the pro forma weighted average shares outstanding.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2020

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Rahul Kakkar, M.D., Pandion Therapeutics Holdco LLC

Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP

Robert Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP